GRI BIO, INC.
2223 AVENIDA DE LA PLAYA, SUITE 208
LA JOLLA, CA 92037
December 14, 2023
VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Jimmy McNamara and Laura Crotty, Office of Life Sciences

Re:	GRI Bio, Inc.
Registration Statement on Form S-3
Filed on October 13, 2023, as amended on Form S-1
File No. 333-274972 (the “Registration Statement”)
Acceleration Request
Ladies and Gentlemen:
In accordance with Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, GRI Bio, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission accelerate the effective date of the above-referenced Registration Statement to Friday, December 15, 2023, at 4:01p.m., Eastern Time, or as soon as thereafter practicable.
The cooperation of the staff in meeting the timetable described above is very much appreciated.
Please contact Melanie Ruthrauff Levy or Jason Miller of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., counsel to the Registrant, at (858) 314-1873 or (858) 314-2140, respectively, with any questions regarding this request.

Very truly yours,

GRI BIO, INC.

/s/ W. Marc Hertz, Ph.D.
W. Marc Hertz, Ph.D., Chief Executive Officer

cc:	Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Adam Lenain, Esq.
Melanie Ruthrauff Levy, Esq.
Jason Miller, Esq.